Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND
ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER

NEW YORK, December 11, 2020 — Neuberger Berman High Yield Strategies Fund Inc. (NYSE American: NHS) (the “Fund”) announced today the preliminary results of its tender offer.  The tender offer, which expired at 5:00 p.m., New York City time, on December 10, 2020, was oversubscribed.  Due to the fact that the number of shares tendered exceeded the number of shares the Fund offered to purchase, the Fund will purchase the maximum percentage of outstanding shares it previously announced on a pro-rata basis in accordance with the number of shares duly tendered by tendering stockholders and the terms of the Offer to Purchase (with appropriate adjustment to avoid purchase of fractional shares of common stock).
Based on preliminary information, approximately 6,666,834 shares of common stock were tendered and not withdrawn.  The final results of the tender offer will be announced at a later date.  Stockholders who have questions regarding the tender offer can call AST Fund Solutions, LLC, the information agent for the tender offer, at (877) 478-5039 (toll free).
About Neuberger Berman
Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager. The firm manages a range of strategies—including equity, fixed income, quantitative and multi-asset class, private equity, real estate and hedge funds—on behalf of institutions, advisors and individual investors globally. With offices in 24 countries, Neuberger Berman’s diverse team has over 2,300 professionals. For six consecutive years, the company has been named first or second in Pensions & Investments Best Places to Work in Money Management survey (among those with 1,000 employees or more). In 2020, the PRI named Neuberger Berman a Leader, a designation awarded to fewer than 1% of investment firms for excellence in Environmental, Social and Governance (ESG) practices. The PRI also awarded Neuberger Berman an A+ in every eligible category for our approach to ESG integration across asset classes. The firm manages $374 billion in client assets as of September 30, 2020. For more information, please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other closed end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

Investor Contact:
Neuberger Berman Investment Advisers LLC
Investor Information
(877) 461-1899

Media Contact:
Alexander Samuelson
Neuberger Berman
(212) 476-5392
Alexander.Samuelson@nb.com